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Craft Beer
Debellation Brewing Company

Brewery

822 Longwood Dr
Richmond Hill, GA 31324
Get directions
Coming Soon
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Debellation Brewing Company previously received $133,600 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 33
Discussion
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THE PITCH
Debellation Brewing Company is seeking investment to get us funded through grand opening.
Renovating LocationLease SecuredFirst Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID 19 RELIEF. REVIEW SPECIFICS
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Closing Soon: Debellation Brewing Company will stop accepting investment in 7 hours.
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BUSINESS OVERVIEW

"Like the Norse Vikings before us and in our family lineage, Debellation Brewing Co wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish." Debellation Brewing Co will be the only craft beer brewery based in the city of Richmond Hill, Georgia with no other brewery within a 20 minute drive. We are situated in full view of Interstate 95 off exit 90 where millions of cars drive by every month. Come drink beer worthy of the Gods! SKOL!

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Debellation Brewing Co. will be the only craft beer brewery based in the city of Richmon Hill, Georgia. The Company specializes in producing delicious new-styled Craft Beer. Debellation Brewing is offering a range of craft beers with twelve unique flavors that are in demand among consumers. The Company's management is extensively experienced with expert craft beer making knowledge, understanding consumer preferences and working with a particular goal to satisfy their customers by introducing innovative flavors in the Craft beer industry.

Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish.

Why Debellation Brewing Co?

No local brewery in the city of Richmond Hill or anywhere within a 30-minute drive

Extremely experienced owners with proven experience of over five years. Their prior knowledge of restaurant ownership is also an asset when they bought a struggling 1100sf Irish Pub in 2016 with $220k in annual gross revenue and transformed it into a 4000 square feet Irish pub with roughly $1.4 million in annual gross revenue by 2019. This additional local business will also allow Debellation Brewing Co. to take benefit of their built-in customer base right from the start, an advantage over many other brewery start-ups.

The community of loyal customers is desperately waiting for the launch of Debellation Brewing

Debellation Brewing Co strongly believes in unique flavor combinations and aims to introduce unique products to exceed the expectations of beer consumers.

Prime Location with several hotels, motels and gas stations in the immediate vicinity.

Business Model: Debellation Brewing Co. will be operating as a wholesaler and retailer both. The Company's activities will involve the following:

Production: As a producer of top-notch craft beers, Debellation Brewing Co. will work with external suppliers to buy quality raw material to produce premium craft beers.

Distribution: The Company anticipates that 90% of its sales will occur through a retail location with sales of craft beer, growlers, canned beer and merchandise. The remaining 10% will be the distribution of kegs to retail locations. These numbers will undoubtedly change as the production brewery expands in the future.

In addition to that, Debellation Brewing Co. aims to generate strong demand through exceptional marketing strategies and through the introduction of unique products in the industry.

Phases:

Phase I: Debellation Brewing Company will initially start operations as a small microbrewery that will have a three-barrel brewhouse with an average of 500-700 barrels a year produced. It will sell beer flights to its guests, pints, growlers and growler fills, cans of beer to purchase for home consumption and merchandise for gifts or souvenirs.

Phase II: In the second phase, Debellation Brewing will expand into a 7-10 barrel brewhouse utilizing open space adjacent to it within 3-5 years.

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LAYOUT
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INTENDED USE OF FUNDS

We previously received funding which took care of the buildout and cash flow through early March. Due to some delays by contractors and inspections, our opening date is pushed to the end of March to early April. We only await our state license in order to brew which should be in next couple of weeks. Need additional funding to pay employees, leases, utilities and 2nd beer batch order. Grand opening expected by end of March to early April due to delays in licensing and inspections.

Inspections passed
Payroll on hold due to delays
City alcohol license secured
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THE TEAM
David Goodell
CEO and Brewer

Mr. Goodell is a retired Army Commissioned Officer turned brewer and has experience-based knowledge; he has always been a self-motivator and accomplished every goal he set out to pursue throughout his career. His professional interests focus on building a successful business through the production of high-quality craft beer, where he has over six years of hands-on experience. Mr. Goodell has won back to back 1st place awards in the annual Domras Cup Beer Homebrewers Beer Competition for 2019 and 2020. His knowledge of brewing, restaurant ownership, marketing, I.T. and military leadership experience allow him to be successful at any business he chooses to run and operate.

Teresa Goodell
General Manager

Mrs. Goodell is the General Manager of Debellation Brewing Co. Teresa is also a military Veteran! She is a highly motivated individual who excels at whatever she does. She has been preparing and researching for this venture for the past few years co-running their prior restaurant, learning HR, staffing and payroll. Her strategic planning and execution make her well suited to lead the Company as 2nd in command!

David Greene
Head Brewer

Leaving Ohio to join our team, David is excited to head Debellation Brewing Company. He was the Lead Cellarman at R. Shea Brewing. David had finished the Craftbrewers Apprenticeship Program through the American Brewers Guild with an apprenticeship at Southern Tier Brewing Company. R. Shea Brewing started as a small brewpub, and David was hired to oversee its new production facility. As the Lead Cellarman, David was responsible for about 100 barrels of new beer being made every week, in 9 fermenters, 2 brite tanks, 12 serving tanks, and multiple whiskey barrels. His working knowledge of bigger breweries, coupled with crafting SOP's, recipe formulation, canning and packaging, training, and other essential brewery taskings are important to Debellation Brewing Company. We are pleased David accepted the position with us as the Head Brewer.

Updates
FEBRUARY 21ST, 2021
Today's FB Livestream Update!

Updates on the brewery and Q&A today at 4PM for anyone with questions! Will Live stream, field your questions and and show you in real time what the brewery currently looks like.

https://www.facebook.com/events/962788774254977

FEBRUARY 21ST, 2021
Check out our mural in progress!

Dean Deck has been working on this custom mural we wanted as a backdrop for our brewery! Wow!

FEBRUARY 19TH, 2021
Final inspection passed!

Final city inspection passed! Big thanks to Norwood Construction Savannah Electric & Construction, Platinum Concrete, Atlantic Coastal Equipment, LLC., Grove River Machinery, Jay and his plumbers, City Of Richmond Hill, Rich McGuire (HVAC), and all those individuals who have come in to assist with the build! What happens now? We still need approval from the GA ATF and GA Dept of Agriculture which should be soon. Then we brew beer! Meantime, we are still working on the inside and outside decor in preparation for the opening in March. Details on the opening will come soon!

FEBRUARY 16TH, 2021
Brewhouse installed!

The fermenters and kettles have been moved into place! This week we will be setting it up for testing. Almost there!

FEBRUARY 13TH, 2021
Update on brewery!

On February 14th at 4PM, we will host a livestream for everyone to catch up on current state of the brewery! Join us!

https://www.facebook.com/events/148810136976910

FEBRUARY 6TH, 2021
Next Update Livestream!

Updates on the brewery and Q&A for anyone with questions! Will Livestream, field your questions and and show you in real time what the brewery currently looks like. Join us at 4PM EST!

https://www.facebook.com/events/157894485987066

FEBRUARY 4TH, 2021
Perks!

Did you know you get some really awesome perks when you invest with us? Probably the best perks you ever received from an investment here ion Mainvest. To see them all, see our website! If you have already invested but not given us the info for your shirts, hats and engravings, please email us at debellationbrewing@gmail.com. Your investment corresponds with the levels you see there. You can also invest more and we will combine them into one. If you are on the fence and watching, whatcha waiting for? Join our family of Vikings!

SKOL!

http://debellationbrewing.com/join

FEBRUARY 3RD, 2021
More updates

We got the sheetrock people in there now doing the sheetrock since the electrical was pretty much wrapped up and hopefully next week we're going to do our final inspection

FEBRUARY 1ST, 2021
More updates!

Final electrical inspection will.be Wednesday and today the parking lot is almost finished. Tomorrow they stripe it. Drywall will be done by week's end too. It's all coming together now....

JANUARY 25TH, 2021
Update!

All electrical will be completed within about 3 days and ready for inspection. The parking lot is being resurfaced and expanded as we speak and will also be ready by Thursday. We have some minor plumbing to be finished at the bar later this week and the AC systems for the cooler and glycol machine will be finished by the weekend. Lots of stuff happening as we are nearing completion of Richmond Hill's first and only brewery! More updates will be posted this week with pics! With that being said, we will be submitting more more small round of investment for those who would like to add to their existing investments or those who have been watching us. A HUGE THANKS to those who have the trust and backing of our brewery. We really appreciate all the love and support from all over the country! For those who have invested, your perks are almost ready! Watch for that email soon on the private event for that with tastings! For those farther out, we will be shipping your stuff to you! Please email us if you have not received the email on that. Email is debellationbrewing@gmail.com or see our website and social media.

JANUARY 15TH, 2021
Livestream update this Sunday!

Updates on the brewery and Q&A for anyone with questions! Will Live stream, field your questions and and show you in real time what the brewery currently looks like.

https://www.facebook.com/events/421212025787554

JANUARY 5TH, 2021
Moving faster now!

Bar is built (minus finished top slab) brewery separation wall done (waiting for glass and drywall) and bathrooms are underway. Paint for ceiling is tomorrow and electric soon after. Getting closer to opening!

JANUARY 2ND, 2021
Livestream Brewery Update!

This Sunday at 3pm, join us for a livestream as we give you updates on the progress of the build and other tidbits!

https://www.facebook.com/events/161720591971706

DECEMBER 28TH, 2020
Like perks?

If you are considering investing, please know we have the best perks you'll ever get with any investment! To see what perks you get, see our link below and the perks correspond to your investment! Cool stuff!

https://www.debellationbrewing.com/join

DECEMBER 27TH, 2020
Plumbing inspection done

Plumbing completed and passed inspection. Tomorrow we pour concrete back into plumbing cuts and prepare for electrical and bathroom renovations.

DECEMBER 16TH, 2020
Next livestream update Dec 20th

Updates on the brewery and Q&A for anyone with questions! Will Live stream, field your questions and and show you in real time what the brewery currently looks like.

JOIN US!

https://www.facebook.com/events/144658637411189

DECEMBER 1ST, 2020
Next Livestream update Dec 6th 3PM

Updates on the brewery and Q&A for anyone with questions! Will Live stream, field your questions and and show you in real time what the brewery currently looks like. Click link below for event details on Facebook.

https://www.facebook.com/events/784124359114715/

NOVEMBER 26TH, 2020
Happy Thanksgiving!

May your feast, family and friends be plentiful! Hope everyone is having a great holiday. Keep those deployed, on call and working elsewhere in your prayers if they are away from you.

NOVEMBER 11TH, 2020
Happy Veterans Day!

Just wanted to say Happy Veterans Day to all of you who had the courage and strength to raise that right hand, swearing the oath to defend this great nation. And let us not forget those who made the ultimate sacrifice in doing so. Honor and cherish them always. Reach out to a lonely veteran and let them know how much we appreciate them. From this veteran to you and yours....thank you.

NOVEMBER 10TH, 2020
Correction

Today was supposedly the last day but in fact you have until Wednesday Nov 11th to invest with us. The perks associated with your investment are also still in play.

NOVEMBER 9TH, 2020
Last day!

Tuesday November 10th is the last day you can get in on this great investment with perks you won't find on any other business on Mainvest! Just take a look at our website for the perks that go along with your investment! Add to your current investment, or get a friend to join you! http://debellationbrewing.com/join

NOVEMBER 9TH, 2020
Goal reached!

Thanks to all of you who have chipped in to get us to our minimum of $50k! You still have until tomorrow to add to your investment or share with anyone else who wants to invest! Watch for updates later this week for our livestream!

NOVEMBER 5TH, 2020
6 days left!

We are nearing the end of our offering and if you have been wanting to add more or have been just watching, now is the time! Help this veteran owned and operated brewery get to its goal! We have a couple of larger investors getting ready to chip in so get in on this 1.8X ROI while you still can! a HUGE thanks to each and every one of you who has already trusted us with your money. It's going to pay off nicely for all of us! SKOL!

~Dave and Teresa

NOVEMBER 4TH, 2020
Q&A with DBCO tonight at 6PM!

Tonight is another brewery update livestreamed from our FB page! Watch it to see what's up with us so far! Updates on the brewery and Q&A for anyone with questions! Will Live stream and field your questions about the brewery, our plans going forward, investments and show you in real time what the brewery currently looks like. Starts at 6PM! Join us!

https://www.facebook.com/events/681618516117347/

OCTOBER 30TH, 2020
Brewhouse has arrived!

Big thanks to Adam, Freddie, Brian P, Brian R, Eric and Teresa for all the help with the unloading of the brewery equipment from the truck! Also special thanks to Grove River Machinery down the street for providing the forklift (thanks Marisa!).

OCTOBER 28TH, 2020
ZOOM meeting tonight

anyone attending the ZOOM video tonight at 6PM, link below:

https://us05web.zoom.us/j/86254076392?pwd=TkRLME1aZlV0TzlpelI4OEk1aU44QT09

meeting ID: 862 5407 6392

passcode is skol!

If you do not have the app installed, please do that prior to the meeting. We will discuss the brewery status, show the brewery as it is now and more. Link is also posted on our website and FB page.

OCTOBER 27TH, 2020
Q&A with Debellation Brewing!

Update and view of the brewery before we get started. Will Live stream and field your questions about the brewery, our plans going forward with status updates, remaining investment opportunities and we will show you in real time what the brewery currently looks like. Then we will update the progress as we move forward weekly. Starts tonight on our FB page and for those not on social media, we will have a ZOOM call later this week! For those on FB, see link below for the event tonight! Hope to see you in the livestream!

https://www.facebook.com/events/649655262419855/

SEPTEMBER 28TH, 2020
Final floor plan layout

Architectural drawings completed! Now we will have our contractors pull some permits! Big thanks to Barnard Architects and Blackburn Electrical Engineering! Ready to get building this thing! To see the layout, check out our link below.

https://www.debellationbrewing.com/thats-whats-up/2020/9/25/plans-update

SEPTEMBER 25TH, 2020
Plans update

Our building plans are completed and we are reviewing them over the weekend. Pending changes, we will forward them on to our contractors and pull permits to build! Progress!

SEPTEMBER 11TH, 2020
Architect update

Just wanted to give a shout out to Barnard Architects who are doing our brewery plans along with Blackburn Electrical Engineering. They did our drawings for the last location and will now be revising for our new location. Looking forward to showing you all their professionalism all drawn up! Will post up when we are ready! Once those are done, our contractor will pull permits and the build begins! So pumped!

SEPTEMBER 4TH, 2020
Norwood Construction is our contractor!

Big shout out to Norwood Construction! They are doing the build in our brewery! Once our architect has finished the updated plans, they are pulling our permits and then we are rolling! Looking forward to their expediency to get us up and brewing! Updates to follow!

Skol!

SEPTEMBER 2ND, 2020
Perks!

Did you know you get some really awesome perks when you invest with us? Probably the best perks you ever received from an investment. To see them all, see our website! Join our family of Vikings!

SKOL!

http://debellationbrewing.com/join

SEPTEMBER 2ND, 2020
Lease is SECURED!

We have secured the lease for our building today and now have keys! Norwood Construction will be handling our build once the architect is done with our plans. Looking forward to sharing the drawings with all of you soon! Should be in 2-3 weeks. SKOL!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Brewery Buildout and Startup Capital $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$392,000	$517,000	$713,000	$842,000	$989,000
Cost of Goods Sold	$88,000	$116,000	$159,000	$189,000	$221,000
Gross Profit	$304,000	$401,000	$554,000	$653,000	$768,000

EXPENSES

Operating Expenses	$282,000	$361,000	$491,000	$549,000	$629,000
Operating Profit	$22,000	$40,000	$63,000	$104,000	$139,000

This information is provided by Debellation Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2021 Balance Sheet
Investment Round Status

$10,000

TARGET

$20,000

MAXIMUM

This investment round closes on March 9, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name DEBELLATION BREWING CO.

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share 0.36%-0.72%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Financial Condition

No operating history-(in build-out phase)

"Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish."

Debellation Brewing Co was incorporated in 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

Debellation Brewing Co has been incorporated since FEB 2019 and has since achieved the following milestones by head brewer David Goodell:

1st Place for best beer in the annual Domras Cup - Mint Chocolate Chip Stout

1st Place for best beer in the annual Domras Cup - Peanut Butter Stout

Other outstanding debt or equity

As of AUG 2020, Debellation Brewing Co has debt of approximately $75k from the brewing equipment purchase and roughly 25% of that debt has been paid to date. It is on a 3 year term with a little over 2 years to go.

Debellation previously raised $65,500 through a Mainvest Revenue Share Note on November 12th, 2020.

For more information refer to the debt table in Section (P)

There is no other debt at this time. This debt is sourced primarily from eLease Funding and will be senior to any investment raised on Mainvest. In addition to the Debellation Brewing Co's outstanding debt and the debt raised on Mainvest, Debellation Brewing Co may require additional funds from alternate sources at a later date. We do not anticipate taking on additional debt until we are financially sound to expand our brewing operations. The current building at 4000sf has ample space to expand to 15BBL without a buildout. We would need only to add more vessels.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Debellation Brewing Co to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Debellation Brewing Co is a newly established entity and has no history for prospective investors to consider but can refer to our professionally completed business plan for future prospectus.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Debellation Brewing Co's management or vote on and/or influence any managerial decisions regarding Debellation Brewing Co. Furthermore, if the founders or other key personnel of Debellation Brewing Co were to leave Debellation Brewing Co or become unable to work, Debellation Brewing Co (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Debellation Brewing Co and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Debellation Brewing Co is a newly established entity and therefore has no operating history from which forecasts could be projected with but their business plan can be considered.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Debellation Brewing Co might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Debellation Brewing Co is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Debellation Brewing Co nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Debellation Brewing Co will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Debellation Brewing Co is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Debellation Brewing Co will carry some insurance, Debellation Brewing Co may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Debellation Brewing Co could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Debellation Brewing Co needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Debellation Brewing Co or management), which is responsible for monitoring Debellation Brewing Co's compliance with the law. Debellation Brewing Co will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Debellation Brewing Co is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Debellation Brewing Co fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Debellation Brewing Co, and the revenue of Debellation Brewing Co can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Debellation Brewing Co to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Debellation Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Jason T.Quinton, VA13 days ago

I'll be keeping an eye FB page for when you open! Looking forward to trying all of your beers if I can make it down your way!

Reply
Dave G.Richmond Hill, GA14 days agoDebellation Brewing Company Entrepreneur

Valerie, your generous investment is really appreciated to close this round out! Please email us so we can get perk information from you.
debellationbrewing@gmail.com

Reply

Dave G.Richmond Hill, GA14 days agoDebellation Brewing Company Entrepreneur

Chad and Mike! Thanks for your investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Reply
Mike F.Richmond Hill, GA14 days ago

Just moved to Richmond Hill from Pennsylvania. Very excited to be a part of this cool new Richmond Hill brewery!

Dave G.Richmond Hill, GA14 days agoDebellation Brewing Company Entrepreneur

Awesome! My sister and her hubby also moved here from PA recently.

Reply
Dave G.Richmond Hill, GA15 days agoDebellation Brewing Company Entrepreneur

John and Felix! Thanks for your investment! You rock! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA15 days agoDebellation Brewing Company Entrepreneur

Thanks so much Nicole!!! Your investment is very appreciated! Wow! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA15 days agoDebellation Brewing Company Entrepreneur

Will and Rock! Thanks for joining us! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA15 days agoDebellation Brewing Company Entrepreneur

Timothy R, thanks for the awesome investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Matt R.Richmond Hill, GA16 days ago

I invested because this is local!! Can't wait to have a local brewery in the hill!

Dave G.Richmond Hill, GA16 days agoDebellation Brewing Company Entrepreneur

Thanks Matt! We really love that aspect of local support! See you at the brewery soon!

Matt R.Richmond Hill, GA16 days ago

We can't wait! We'll be ready to support this endeavor. Locals gotta stick together! Wishing you guys speedy construction and inspections!

Dave G.Richmond Hill, GA16 days agoDebellation Brewing Company Entrepreneur

Updates on the brewery and Q&A today at 4PM for anyone with questions! Will Live stream, field your questions and and show you in real time what the brewery currently looks like. https://www.facebook.com/events/962788774254977

Dave G.Richmond Hill, GA17 days agoDebellation Brewing Company Entrepreneur

Chris, is was great meeting you today! Your generous investment is very appreciated! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA17 days agoDebellation Brewing Company Entrepreneur

Sabrina, thanks for investing with us! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA17 days agoDebellation Brewing Company Entrepreneur

Tim, Ryan and Andy! Thanks for your investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Ryan A.Savannah, GA21 days ago

Can't wait to pick up a growler on my way home from work! Keep going guys!! Angrep!

Dave G.Richmond Hill, GA16 days agoDebellation Brewing Company Entrepreneur

Yasssss! Growler fills will be huge for us!

Dave G.Richmond Hill, GA22 days agoDebellation Brewing Company Entrepreneur

Tommy you rock! Thanks for your investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA22 days agoDebellation Brewing Company Entrepreneur

Thanks Nick and Ashley for your investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Steven S.Yulee, FL22 days ago

Easy way to invest in GREAT people!

Dave G.Richmond Hill, GA22 days agoDebellation Brewing Company Entrepreneur

Once again, Steve and Jackie come through!

Dave G.Richmond Hill, GA25 days agoDebellation Brewing Company Entrepreneur

Thanks so much Christine for that amazing investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Thanks so much Steve! Your investment is very appreciated! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Matthew! Wow that's a great investment! Thanks so much!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Thanks Jeremy and Maria for investing with us! We really appreciate it!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Philip, thanks for the generous investment!

Maria S.Richmond Hill, GAa month ago

Will you serve food 🍲 or only beer?

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Yes we will have some food but mostly it'll be from food trucks.

Maria S.Richmond Hill, GAa month ago

Dave, now that I am an investor, any chance in-house food can be fish n chips?

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Unfortunately not. That would mean we need to change to a brewpub and hire a large staff. However, my former business down the street is serving that and will eventually get a food truck too bring to the brewery. Check out To Rua Irish Pub!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

correction: Fia Rua Irish Pub

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Thanks Mike for the investment!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Thanks so much Rebecca! Your investment is very appreciated! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Yvonne! We really appreciate your investing with us!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Jeff and John. Thanks for your visit and investment with us! We are certainly looking forward to this opening soon and you're going to love it!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Thanks Zach for your investment! We really appreciate it!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Matt and Jennifer! Thanks so much for your investment!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Huge thanks to Judith Carr for her generous investment! Very appreciated!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Erik! You rock! Thanks for the investment!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

Thanks Ashley for the investment!

Ashley P.Townsend, GAa month ago

Looking forward to y'all opening! Glad to hear food will be available too.

LON I.Cheshire, CTa month ago

hello. Do the owners still own the other restaurant. Is there revenue share on both locations. Are there any monthly sales now- just curious

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

No sir. We no longer own the Irish Pub. It's got new owners now. However, they will be installing a 2BBL nanobrew system that we will be brewing on for them on a weekly basis. This ensures brand recognition and having a beer from DBCO on their tap menu at all times!

Matthew S.Richmond Hill, GAa month ago

Dave thats cool to hear! What types of beer are you going to be brewing? Any pale ales or farmhouse style ales?

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

we will mostly be crafting European styles but certainly pales, IPA's and others. We will also be asking our patrons for what they would like to see on the taps and also events that aspiring homebrewers can attend!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Company Entrepreneur

All electrical will be completed within about 3 days and ready for inspection. The parking lot is being resurfaced and expanded as we speak and will also be ready by Thursday. We have some minor plumbing to be finished at the bar later this week and the AC systems for the cooler and glycol machine will be finished by the weekend. Lots of stuff happening as we are nearing completion of Richmond Hill's first and only brewery! More updates will be posted this week with pics! With that being said, we will be submitting one more small round of investment for those who would like to add to their existing investments or those who have been watching us. A HUGE THANKS to those who have the trust and backing of our brewery. We really appreciate all the love and support from all over the country! For those who have invested, your perks are almost ready! Watch for that email soon on the private event for that with tastings! For those farther out, we will be shipping your stuff to you! Please email us if you have not received the email on that. Email is debellationbrewing@gmail.com or see our website and social media.

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Thomas! Thanks for your investment! Thanks for getting in before we closed the round! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

We appreciate the support Jacquob! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Jeremy! Thanks for getting in before we closed the round! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Stacey! Thanks for supporting us! Being supported by another small business is wonderful and appreciated! We will return the business! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Mike and Carl! Thanks for getting ion before we closed the round! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Timothy R.N White Plains, NY2 months ago

Hopefully this project will blossom into a larger venue for the locals. I'm sure if you support local causes and the community your return will be endless. When traveling through will definitely stop in and say hello!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

You're amazing! Thanks so much for the support! Look forward to meeting you! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Thanks so much Mark! We really appreciate it!

Mark A. T.Richmond Hill, GA2 months ago

I supported this to help new businesses in Richmond Hill

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Mark! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

David! You are a man of your word! We appreciate your valuable Investment and look forward to you being our Head Brewer!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Michael, that's a wonderful investment! Thanks! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Thanks Jeffrey for your investment! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Jerry! Thanks for your generous investment! Wow! Please email us so we can get perk information from you. debellationbrewing@gmail.com

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Thanks Daphne and Adam for supporting us!

Adam V.Savannah, GA2 months ago

We are excited to support and to be future customers of entrepreneurs like yourself!

Ray C.Guyton, GA2 months ago

I invested because I support small business

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Thanks so much Ray!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Just so everyone is on the same page, all investments on this latest round also get perks that correspond to your investment. See link below for perks and email us if you haven't already received one from us. We need some info from you. Mainvest will correct the perks issue soon on this page. Thanks. https://www.debellationbrewing.com/join

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Darius! Thanks for coming on board with us! SKOL!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Company Entrepreneur

Josh, Steve and Sam! Thanks so much for investing with us! Having local support is really special and appreciated.

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

Thanks Tara for the Investment! We really appreciate it!

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

David! Thanks for your investment!

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

Stewart! Thanks for investing! Opening soon!

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

Chad! Thanks for your investment!

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

Mike K! Thanks for investing with us!

Michael R.Richmond Hill, GA3 months ago

Looking forward to the Grand Opening!!!

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

Thanks for the additional investment!

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

Thanks Christina for your investment!

Christina L.Sumter, SC3 months ago

I'm so excited for you all! Can't wait to come by for a beer someday.

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

Mark C, thanks for coming back to this round when your investment didn't close in time. We really appreciate it!

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

Mark! Thanks man for adding more! You rock!

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

Brewery update at 3pm today! https://fb.me/e/33lelQwl2

Steven S.Yulee, FL3 months ago

Good luck!

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Company Entrepreneur

Thanks for your trust in us!

Steven S.Yulee, FL4 months ago

Investing in family!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Livestream on our FB today from the brewery @3pm with updates

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks so much Keith for your investment! We really appreciate it and won't let you down!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

John! Thanks so much for investing with us!

John C.Savannah, GA4 months ago

My wife and I are looking forward to a new brewery! Can't wait for a promising future!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks for your generous investment Patrick! Are you a local?

Patrick P.Ashburn, GA4 months ago

Yes I am.

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Alan! Thanks for investing with us!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Mark! Thanks man! We hope you will enjoy DB as much as you did Fia Rua!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks for investing with us Mary! SKOL!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Kyle and Kerry for joining us with your Investment!

🍺Kyle-n-Kerry🍺 K.Richmond Hill, GA4 months ago

You're most welcome! Can't wait to have a beer there! Best of luck!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Hell yeah!

🍺Kyle-n-Kerry🍺 K.Richmond Hill, GA4 months ago

You're welcome Dave...can't wait to have a beer there! Best of luck to you!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Meagan! Wow! What an awesome Investment! Thanks Soo much!

Meagan M.Richmond Hill, GA4 months ago

Jeremy and I are looking forward to having a good brewery in town and we are happy to be able to support!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

We won't disappoint!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Ryan for your investment!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Big Thanks to Jose for joining our family with his investment!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Genia for the investment!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

FYI, for anyone investing after we reached our minimum, the perks are still on! If you see something that says otherwise, let us know.

Jose A.Richmond Hill, GA4 months ago

I'm interested in investing at the Gaelic Level but noticed that perks stop once the funding goal has been reached. Has the goal been reached and perks ended? I'm very excited about having a local brewery here in Richmond Hill!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

perks don't stop. Only the 1.8x ROI changes to 1.6x. You will still get perks!

Jose A.Richmond Hill, GA4 months ago

Thanks for the reply. I invested but there was some hang up with my account. Customer service let me know that it'll take a few days to resolve but that the investment should go through.

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

seen it in pending status! Awesome!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Did you have an issue with the investment? Seen an error.

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Geoffrey! We appreciate the Investment!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Chet! Thanks so much! Official Beer won't be long now!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Pete for joining us! Hope all is good in CO!

Chris B.Richmond Hill, GA4 months ago

I invested because I support veteran owned businesses. Here to support Dave, ROTM!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks for doubling down! It's gonna be amazing!

William M.Lawrenceville, GA4 months ago

added $200 to get to $300. Hope all is well!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Will! We will be having an update Livestream this Sunday!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Chris for your investment and confidence!

Chris B.Richmond Hill, GA4 months ago

Looking forward to having a beer or two or....

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Won't be long! Thanks so much!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks for your investment Greg!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Aaron and Sheila! Thanks so much for your confidence in our brewery!

Aaron M.Ludowici, GA4 months ago

Sheila and I are proud to invest into a Veteran owned business!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Aaron and Sheila! Thanks so much for your confidence in our brewery!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Eric! You're amazing man! Thanks for the Investment!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Bonnie so much!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Alexis for your investment! We really appreciate that!

Alexis O.Palm Beach Gardens, FL4 months ago

I invested because I want to invest in Georgia. 🍑🍑🍑

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Yesssss. Thanks so much!!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

William thanks for your investment!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Stephanie has invested in a big way! So awesome! You and Steve have been amazing!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Karle! Thanks so much for doubling down!

Karle M.Richmond Hill, GA4 months ago

I had to invest a little more! I know this place will be a success (just based on past experiences with the owners). Plus the perks are great! Super excited, and can't wait to start enjoying the brew!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

so are we! Can't wait! Not much longer now! Looking at mid January!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Chandler! We really appreciate your investment!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Tonight is another brewery update livestreamed from our FB page! Watch it to see what's up with us so far! Updates on the brewery and Q&A for anyone with questions! Will Live stream and field your questions about the brewery, our plans going forward, investments and show you in real time what the brewery currently looks like. https://www.facebook.com/events/681618516117347/

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Adam and Christine for your investments! Having family involved means alot!

Christine N.Richmond Hill, GA4 months ago

I invested because because Dave is my brother and knows how to brew beer and make money doing it.

Adam N.Richmond Hill, GA4 months ago

I invested because i believe in the business strategy and previous experience of the owner

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Neil! Thanks sir for your investment! We really appreciate it!

Neil B.Richmond Hill, GA4 months ago

No problem, looking forward to seeing this all come together!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Brian P for doubling down bringing the wife on board! SKOL!

BRIAN P.Richmond Hill, GA4 months ago

Happy wife Happy life

Steven S.Yulee, FL4 months ago

I invested because I like making money

Steven S.Yulee, FL4 months ago

I invested because, I enjoy making money!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Yes sir! About as much as we love making beer! Skol!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

anyone attending the ZOOM video tonight at 6PM, link below: https://us05web.zoom.us/j/86254076392?
pwd=TkRLME1aZlV0Tzlpell4OEk1aU44QT09 meeting ID: 862 5407 6392 passcode is skol! If you do not have the app installed, please do
that prior to the meeting. We will discuss the brewery status, show the brewery as it is now and more.

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks John for the investment! Thanks for trusting us!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Lisa for the Investment! We won't disappoint you!

Brian H.Richmond Hill, GA4 months ago

Good luck with the build!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks for the trust with the Investment!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

If you want to attend the ZOOM meeting instead of the FB meeting, see the link below and send us an email at
debellationbrewing@gmail.com for the code to attend. It will be tomorrow at 6PM. https://us05web.zoom.us/meeting/89949443787

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Update and view of the brewery before we get started. Will Live stream and field your questions about the brewery, our plans going forward with status updates, remaining investment opportunities and we will show you in real time what the brewery currently looks like. Then we will update the progress as we move forward weekly. Starts tonight on our FB page and for those not on social media, we will have a ZOOM call later this week! For those on FB, see link below for the event tonight! Hope to see you in the livestream! https://www.facebook.com/events/649655262419855/

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks Freddie for your investment! Please give our FB and IG pages a like and follow!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks for your investment Jordan!

Jordan W.Atlanta, GA4 months ago

I invested because GA needs more good 🍺

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Thanks so much! Hooray for greatly beer! SKOL!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Brian! Your investment is VERY appreciated!

Dave G.Richmond Hill, GA4 months agoDebellation Brewing Company Entrepreneur

Ephraim with a second investment to us! Awesome man!

Dave G.Richmond Hill, GA5 months agoDebellation Brewing Company Entrepreneur

Geoffrey! Thanks for investing!

Dave G.Richmond Hill, GA5 months agoDebellation Brewing Company Entrepreneur

Thanks Conor for investing with us!

Dave G.Richmond Hill, GA5 months agoDebellation Brewing Company Entrepreneur

Thanks Ephraim for the Investment!

Dave G.Richmond Hill, GA5 months agoDebellation Brewing Company Entrepreneur

Thanks to Ron and Chris for investing with us!

Dave G.Richmond Hill, GA5 months agoDebellation Brewing Company Entrepreneur

Thanks for investing with us Brian!

Dave G.Richmond Hill, GA5 months agoDebellation Brewing Company Entrepreneur

Architectural drawings completed! Now we will have our contractors pull some permits! Big thanks to Barnard Architects and Blackburn Electrical Engineering! Ready to get building this thing! https://www.debellationbrewing.com/thats-whats-up/2020/9/25/plans-update

Dave G.Richmond Hill, GA5 months agoDebellation Brewing Company Entrepreneur

It's always great having family investing! Thanks Cory!

Dave G.Richmond Hill, GA6 months agoDebellation Brewing Company Entrepreneur

Thanks Eddie for your investment and trust in Debellation Brewing!

Eddie H.Richmond Hill, GA6 months ago

Debellation is going to be the next up and coming brewery in an area that is ripe and ready for it.

Dave G.Richmond Hill, GA6 months agoDebellation Brewing Company Entrepreneur

Thanks so much for the trust in our beer! You've had many of our beers and. Can finally get them in a real brewery!

Dave G.Richmond Hill, GA6 months agoDebellation Brewing Company Entrepreneur

Another investor has joined us! Thanks John Centrella!

Dave G.Richmond Hill, GA6 months agoDebellation Brewing Company Entrepreneur

Big thanks to Eric Chini for his investment of $1000! WOW! We really appreciate that!

Dave G.Richmond Hill, GA6 months agoDebellation Brewing Company Entrepreneur

Thanks Karle Milbaugh for the investment of $500! That's a Hammer Level perk! Check out all the perks on our website! #join

Michael R.Richmond Hill, GA6 months ago

I invested because David and Teresa will build a first class Brewery in Richmond Hill like they did with Fia Rua Irish Pub and Restaurant.

Dave G.Richmond Hill, GA6 months agoDebellation Brewing Company Entrepreneur

Thanks for the confidence in our work ethic Mike! And thanks for your investment! You won't be sorry!

Dave G.Richmond Hill, GA6 months agoDebellation Brewing Company Entrepreneur

Thanks Marc for your contribution in our brewery!

Dave G.Richmond Hill, GA6 months agoDebellation Brewing Company Entrepreneur

Thanks Savage! Love you and April to death!

Charles H.Ellabell, GA6 months ago

I support local Veteran owned businesses 100%. Plus Dave is a pretty good guy.

Dave G.Richmond Hill, GA6 months agoDebellation Brewing Company Entrepreneur

Thanks Savage!

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of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

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